Exhibit 12.1
Park-Ohio Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio Data)

	Three months ended March 31,	Year ended December 31,
	2006	2005	2004	2003		2002		2001

Earnings (loss) before Income Taxes	$7,798	$26,485	$17,599	($10,917)		($11,456)		($37,353)
Less Capitalized Interest
Fixed Charges	8,427	31,554	34,942	29,572		31,206		35,320

Earnings available for Fixed Charges	$16,225	$58,039	$52,541	$18,655		$19,750		($2,033)
Fixed Charges:
Interest Component of Rent Expense	1,057	4,498	3,529	3,421		3,583		4,212
Interest Expense	7,370	27,056	31,413	26,151		27,623		31,108
Interest Capitalized
Amortization of Deferred Financing Costs(1)

Total Fixed Charges	$8,427	$31,554	$34,942	$29,572		$31,206		$35,320

Ratio of Earnings to Fixed Charges	1.9	1.8	1.5		(2)		(2)	(2)

(1)	Included in Interest Expense

(2)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2001, 2002 and 2003, and the coverage deficiency totaled $37,353, $11,456 and $10,917, respectively.